FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

FILE NO. 001-11130

Press Release

Nokia at Mobile World Congress: Bigger, stronger and seizing new opportunities in 5G and IoT

February 21, 2016

Barcelona, Spain - Nokia today outlined its approach as a renewed company for leading the development of next-generation 5G technology and the Internet of Things (IoT), targeting an addressable market opportunity that has nearly doubled in size following the acquisition of Alcatel-Lucent.

As part of its approach, delivered on the eve of Mobile World Congress, Nokia unveiled a series of announcements – from new 5G and IoT investments to a new 5G-ready product – that underscore the company’s deep expertise in developing the technologies of tomorrow.

“We are planning to dramatically increase our investment in 5G this year and unleash the power of our massive innovation engine,” Nokia President and CEO Rajeev Suri told a media and analyst briefing.

Suri announced a new 5G-ready AirScale radio access product to replace the very popular Flexi base station; Nokia’s acquisition of Nakina, a Canadian software company that specializes in preventing, identifying and eliminating security threats; and the company’s launch of a USD350 million IoT investment fund through Nokia’s private venture firm, Nokia Growth Partners.

“We are already at the forefront of making 5G a reality and enabling massive capacity and massive connectivity – this is an integral part of our vision,” Suri said.

“5G must happen fast because important IoT use cases demand it. If we know that 5G can help save lives, improve our environment, and make our lives better, we need to move faster, not slower, Suri said.

With Nokia’s announcements today, Nokia is taking concrete steps to solidify its 5G leadership and demonstrate how it will drive the business forward, he added.

Alcatel-Lucent brings scale, scope

“Progress with integrating Alcatel-Lucent is going smoothly and effectively, avoiding the organizational angst and infighting that have characterized earlier deals,” Suri said.

He added that the combined company is targeting many different cross-selling opportunities and making joint bids to customers around the world. These opportunities are all part of the critical scope that Alcatel-Lucent has given Nokia, Suri said, in addition to greater innovation heft, scale and customer reach.

“When you put Nokia and Alcatel-Lucent together, suddenly Nokia is in a dramatically different position with an addressable market that balloons to EUR141 billion. What we will be able to offer our customers – and their customers – is, simply, unparalleled,” said Suri.

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Nokia and Alcatel-Lucent had combined net sales at the end of 2015 of EUR 26.6 billion, combined R&D spend of EUR 4.5 billion in 2015 with over 40 000 researchers and scientists, and combined net cash of EUR 10 billion. The official “day one” for joint Nokia and Alcatel-Lucent operations was on January 14, 2016.

Ready for 5G and IoT

Nokia’s new 5G-ready AirScale product supports any technology, from 2G through LTE Advance Pro and 5G when it arrives. It also includes a new base station with future-ready baseband and next generation RF elements that will give customers a connectivity experience that exceeds all others. AirScale also uses 60% less energy than the Flexi.

The Nakina acquisition, expected to close in the first quarter 2016, is part of a Nokia priority to have the best network security in place to enable 5G and IoT. The acquisition is consistent with Nokia’s long-stated view to do small, ‘bolt on’ deals that give Nokia new technology and unique capabilities.

The new IoT fund will invest in promising companies primarily around the Connected Enterprise, Consumer IoT, Connected Car, Digital Health as well as technologies with a focus on capabilities in big data and analytics. The fund will support Nokia in defining future business opportunities and the technical underpinnings for the rapidly growing IoT market.

At MWC in Barcelona this coming week, Nokia will give its perspective on a variety of important issues, including presentations by Mobile Networks’ CTO Hossein Moiin on 5G and how Nokia is creating value for industry verticals; and by Nokia Chief Strategy Officer Kathrin Buvac who will discuss strategy and growth and the inclusion of women in the technology industry.

Visitors to Nokia’s Experience Center in Hall 3, stand 3B and 3D can have a hands-on demonstration of OZO, Nokia Technologies’ commercially available professional virtual reality camera that was launched to wide acclaim in July, 2015. Sign up here to receive daily MWC updates from Nokia.

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About Nokia

Nokia is a global leader in the technologies that connect people and things. Powered by the innovation of Bell Labs and Nokia Technologies, the company is at the forefront of creating and licensing the technologies that are increasingly at the heart of our connected lives.

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With state-of-the-art software, hardware and services for any type of network, Nokia is uniquely positioned to help communication service providers, governments, and large enterprises deliver on the promise of 5G, the Cloud and the Internet of Things. http://nokia.com

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Phone: +358 10 448 4900

Email: press.services@nokia.com

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART IN, INTO OR FROM ANY JURISDICTION WHERE TO DO SO WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OR REGULATIONS OF THAT JURISDICTION

FORWARD-LOOKING STATEMENTS

This stock exchange release contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “plan,” “target,” “will”, “would” and similar expressions. These forward-looking statements include statements relating to: Nokia’s future investments in 5G and the Internet of Things and the innovations resulting from such investments; Nokia and Alcatel-Lucent’s joint bidding and cross selling opportunities and the outcome of such joint bidding or cross selling; the future product offerings of Nokia and their performance, including the functionality and efficiency of AirScale; Nokia’s ability to acquire new technologies through ‘bolt-on’ acquisitions; the investment strategy of the Nokia Growth Partners; the closing of Nokia’s acquisition of Nakina; and Nokia’s presentation at the MWC. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and views of future events and developments. Risks and uncertainties include: the capacity for and direction of growth in internet and technology usage; Nokia’s ability to continue to generate new innovate technologies; the performance of the global economy; Nokia and Nokia Growth Partner’s ability to identify and invest in promising opportunities; Nokia’s ability to integrate Nakina; and disruption from Nokia’s acquisition of Alcatel-Lucent making it more difficult to maintain relationships with customers, employees or suppliers, as well as other risk factors listed from time to time in Nokia’s and Alcatel Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel Lucent have filed with the SEC. Any forward-looking statements made in this stock exchange release are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

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IMPORTANT ADDITIONAL INFORMATION

This stock exchange release relates to the public exchange offer by Nokia to exchange all of the ordinary shares, American Depositary Shares (“ADSs”) and convertible securities issued by Alcatel Lucent for new ordinary shares and ADSs of Nokia. This stock exchange release is for informational purposes only and does not constitute an offer to purchase or exchange, or a solicitation of an offer to sell or exchange, any ordinary shares, ADSs or convertible securities of Alcatel Lucent, nor is it a substitute for the Registration Statement on Form F-4 (the “Registration Statement”) (Registration No. 333- 206365) or the Solicitation / Recommendation Statement on Schedule 14D-9 each filed with the SEC, the listing prospectus and listing prospectus supplements of Nokia filed with the Finnish Financial Supervisory Authority or Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse) filed with the Autorité des marchés financiers (“AMF”) on October 29, 2015 and which received the visa of the AMF on November 12, 2015 (including the letters of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The exchange offer is being made only through the Exchange Offer Documents.

The making of the exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the exchange offer. The exchange offer will be made only through the Exchange Offer Documents.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE EXCHANGE OFFER.

The information contained in this stock exchange release must not be published, released or distributed, directly or indirectly, in any jurisdiction where the publication, release or distribution of such information is restricted by laws or regulations. Therefore, persons in such jurisdictions into which these materials are published, released or distributed must inform themselves about and comply with such laws or regulations. Nokia and Alcatel Lucent do not accept any responsibility for any violation by any person of any such restrictions. The Exchange Offer Documents and other documents referred to above, if filed or furnished by Nokia or Alcatel Lucent with the SEC, as applicable, are available free of charge at the SEC’s website (www.sec.gov).

Nokia’s offer document (note d’information) and Alcatel Lucent’s response document (note en réponse), which received visa No. 15-573 and No. 15-574 respectively from the AMF, containing detailed information with regard to the exchange offer, are available on the websites of the AMF (www.amf-france.org), Nokia (www.nokia.com) and Alcatel Lucent (www.alcatel-lucent.com).

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